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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    James D. Bennett
    c/o Bennett Management Corporation
    2 Stamford Plaza
    Suite 1501
    281 Tresser Blvd.
    Stamford, Connecticut 06901

2.  Date of Event Requiring Statement (Month/Day/Year)

    April 17, 2001

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Kaiser Group Holdings, Inc. (KGHI)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person



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     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

    Common Stock      230,569              I              By Bennett
    $.01 par value*                                       Restructuring Fund,
                                                          L.P. and Bennett
                                                          Offshore
                                                          Restructuring Fund,
                                                          Inc.


    Preferred Stock** 191,381              I              By Bennett
                                                          Restructuring Fund,
                                                          L.P. and Bennett
                                                          Offshore
                                                          Restructuring Fund,
                                                          Inc.

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date



Explanation of Responses:

*Additional shares of Common Stock were issued pursuant to a Plan of Reorganization effective April 17, 2001.

**New shares of Preferred Stock were issued pursuant to a Plan of Reorganization effective April 17, 2001.

SIGNATURE OF REPORTING PERSON



                                2



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/s/ James D. Bennett
___________________________
James D. Bennett

DATE:

May 10, 2001














































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